1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

KRISTOPHER D. BROWN

kristopher.brown@dechert.com
+1 212 698 3679 Direct
+1 212 698 0697 Fax

August 7, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:  Zealand Pharma A/S

Registration Statement on Form F-1 (File No. 333-219184)

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Zealand Pharma A/S (the “Registrant”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 3:00 p.m. Eastern Time on August 8, 2017, or as soon thereafter as practicable.

The Registrant acknowledges that:

1. should the Securities and Exchange Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3679.

Sincerely,

/s/ Kristopher D. Brown
Kristopher D. Brown

Cc:                             Britt Meelby Jensen

Mats Blom

Zealand Pharma A/S